Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rapid7, Inc.:

We consent to the use of our report dated February 28, 2019, with respect to the consolidated balance sheets of Rapid7, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

Our report refers to the Company’s adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) in 2018.

/s/ KPMG LLP

Boston, Massachusetts
February 28, 2019